15048542

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 39398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eastern Point Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 River Place
(No. and Street)

Lexington (City) Virginia (State) 24450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Moreschi (540) 460-3720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Debasish Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

28160 Burbank Blvd. (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, Robert Moreschi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eastern Point Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Principal
Title

Notary Public 3/6/5/14

LILA GRACE ROGERS COMMONWEALTH OF VIRGINIA NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Robert Moreschi, CEO
Eastern Point Securities, Inc.
Lexington , Virginia

We have audited the accompanying statement of financial condition of Eastern Point Securities, Inc. as of December 31, 2014 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Eastern Point Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for my opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eastern Point Securities, Inc. as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Eastern Point Securities, Inc.'s financial statements. The supplemental information is the responsibility of Eastern Point Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Robert Moreschi, CEO
Eastern Point Securities, Inc.
Lexington , Virginia

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 25, 2015

EASTERN POINT SECURITIES, INC.

Statement of Financial Condition
December 31, 2014

ASSETS

Cash and cash equivalents	$	18,490
Deposit - FINRA CRD account		2,035
Other assets		42,500
Total assets	$	63,025

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:		
Accounts payable and accrued expenses		10,207
Total liabilities	$	10,207
Stockholders' equity:		
Common stock: no par value, 1,000,000 shares authorized 200 shares issued and outstanding	$	2,000
Additional paid-in-capital		150,000
Distributions		(46,000)
Retained earnings		(129,506)
Net income		76,324
Total stockholders' equity	$	52,818
Total liabilities and stockholders' equity	$	63,025

The accompanying notes are an integral part of these financial statements

EASTERN POINT SECURITIES, INC.

Statement of Income
For the year ended December 31, 2014

REVENUE:	
Total revenue	$ 153,795
EXPENSES:	
Rent	$ 4,675
Professional fees	52,542
General and administrative	20,254
Total expenses	$ 77,471
NET OPERATING INCOME	$ 76,324
NET INCOME	$ 76,324

The accompanying notes are an integral part of these financial statements

EASTERN POINT SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2014

	Capital Stock	Additional Paid in Capital	Distributions	Retained Earnings	Total Stockholders' Equity
Ending balance December 31, 2012	**$ 2,000**	**$ 150,000**	**$ (214,434)**	**$ 94,560**	**$ 32,126**
Net loss				(9,632)	(9,632)
Ending balance December 31, 2013	**$ 2,000**	**$ 150,000**	**$ (214,434)**	**$ 84,928**	**$ 22,494**
Distribution			(46,000)		(46,000)
Net Income				76,324	76,324
Ending balance December 31, 2014	**$ 2,000**	**$ 150,000**	**$ (260,434)**	**$ 161,252**	**$ 52,818**

The accompanying notes are an integral part of these financial statements

EASTERN POINT SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	76,324
Adjustments to reconcile net income to net cash provided/(used) in operating activities:		
(Increase) decrease in:		
Accounts Payable	$	(2,693)
Receivable from Mutual Funds		(42,500)
Other Assets		1,493
Total adjustments	$	(43,700)
Net cash provided in operating activities	$	32,624
Investing Activities		
Deposit - FINRA		(787)
Net cash used in investing activities		(787)
Financing Activities		
Shareholder distribution		(46,000)
Net cash used in financing activities		(46,000)
Decrease in cash	$	(14,163)
Cash - beginning of year	$	32,653
Cash - end of period	$	18,490

Supplemental disclosure of cash flow information: None

The accompanying notes are an integral part of these financial statements

EASTERN POINT SECURITIES, INC.
Notes to Financial Statements
December 31, 2014

Note 1: Organization

In January 2015, pursuant to NASD Rule 1017, FINRA granted the continuing membership application of Presidio Securities, Inc. (the "Firm" and "Presidio") for approval of its change in ownership and change of name. Specifically, for DS Sigurd, VBT ("DS Sigurd"), 100% owner of Presidio Securities, Inc. merged with National Trust and Fiduciary Services Company, Inc. ("NTFSC"), DBA Eastern Point Trust Company, Inc. The merger was finalized on December 31, 2013 though FINRA finalized its approval of the CMA process on January 14, 2014. Renamed Eastern Point Securities, Inc., the Company is 100% owned by NTFSC. As the proposed change did not involve any modification to the Firm's management, supervisory structure or business activities, the Firm was approved to operate and conduct business as set forth in their current Membership Agreements (which covers each firm and all successors). The Firm amended its Form BD to reflect the new ownership structure.

Presidio Securities, Inc. (the Company) was approved on December 1, 2011 as a domestic corporation in the State of Virginia. The Company is currently registered as a broker-dealer under Section 15(b) of The Securities Exchange Act of 1934, with FINRA and with the state of Virginia. On April 30, 2010, The Company had obtained a continuance in membership agreement with FINRA with regards to the sale of more than 75% of the firm to D.S. Sigurd VBT, a trust whose beneficial owner is Mr. Edward Armand.

The Company does not hold or maintain funds or securities or provide clearing services to other broker-dealer(s) and is currently approved to do business as a mutual fund retailer and broker or dealer selling variable annuities.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2014, the Company had a cash balance of $18,490.30.

Note 2: <u>Summary of Significant Accounting Policies (cont.)</u>

<u>Revenue Recognition</u>

The Company generates income from trailing fees (12b-1) as concessions and related brokerage fees as transaction fees. Company recognizes revenue when the transactions are completed and the 12b-1 fees are received, with the exception of each quarter end. Per a directive from FINRA, at each quarter end the Company shows the accrued trailing fees for the just completed quarter as an Accounts Receivable (fees earned for the quarter but not yet received).

<u>Professional fees</u>

At present the Company has a total of 2 registered representatives working as independent contractors and paid as professional services. As of December 31, 2014, the Company paid $52,542.48 for professional fees.

<u>Comprehensive Income:</u>

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2014. The firm did not have any adjustments that would have made comprehensive income different from net income.

Note 3: <u>Securities Owned</u>

As of the balance sheet date the Company does not own any corporate stocks or debt instruments.

Note 4: <u>Income Taxes</u>

The Company, with the consent of its stockholder, has elected to be taxed as a Subchapter S corporation for Federal and State income tax purposes. Therefore, all income or loss "flows through" to the stockholder's individual income tax returns. Accordingly, no provision or liability for income taxes is reflected in these financial statements.As the tax obligations are passed through to its shareholders, any audit or review considerations related to Internal Revenue Service assessments and statute of limitations thereof are borne by the Company's shareholders. Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations) for tax years 2011, 2012, and 2013, the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

Note 5: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities.

Note 6: Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital and net capital requirements of approximately $8,283 and $5,000 respectively. The Company's net capital ratio was 123.23% which is less than 15:1.

Note 7: Recently issued accounting standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2013, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2014-01	Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the Emerging Issues Task Force)	For all entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2014, and interim periods within annual reporting periods beginning after December 15, 2015. Early adoption is permitted.
2014-02	Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council) Early application is permitted, including application to any period for which the entity	The accounting alternative, if elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015.
2013-10	Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)	After December 15, 2013

Note 7: Recently issued accounting standards (continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. Rental commitment for administrative services is a minimum of $250.00/month or $3,000.00/year. Anything over 10 hours is charged at the $25.00/hour rate. While the agreement runs for twelve months (November 1 to October 31) it does not contain termination language that would obligate the Company to pay beyond the current month.

Note 9: Subsequent Events

In September 2014 the Company had its regularly scheduled periodic FINRA examination. The final report was received on February 19, 2015. The examination did not identify any exceptions and FINRA Member Regulation considers the examination closed and will not be issuing an Examination Disposition Letter.

Financial statements were approved by management and available for issuance on February 25, 2015. Events subsequent to December 31, 2014 have been evaluated through this date. No material changes or events have occurred YTD.

EASTERN POINT SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2014

	Focus 12/31/14	Audit 12/31/14	Change
Stockholders' equity, December 31, 2014	$ 52,818	$ 52,818	$ -
Subtract - Non allowable assets:			
Other asset	(44,535)	(44,535)	-
Tentative net capital	$ 8,283	$ 8,283	-
Haircuts:	-	-	-
NET CAPITAL	$ 8,283	$ 8,283	$ -
Minimum net capital	(5,000)	(5,000)	-
Excess net capital	$ 3,283	$ 3,283	$ -
Aggregate indebtedness	$ 10,207	$ 10,207	$ -
Ratio of aggregate indebtedness to net capital	123.23%	123.23%	

There was no difference noted between the Audit and Focus report as of December 31, 2014.

The accompanying notes are an integral part of these financial statements

EASTERN POINT SECURITIES , INC.
December 31, 2014

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements

Schedule IV

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership

Board of Directors
Eastern Point Securities, Inc.
Lexington, Virginia

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, the Company is exempt from SIPC membership due to the fact that they engage in the sale mutual funds and variable annuities. A copy of Form SIPC 3 is included with this audit.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 25, 2015

SIPC-3 2014

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x ______________________ 06 January 2014
Authorized Signature/Title — Date

8-039398 FINRA DEC 9/14/1994
PRESIDIO SECURITIES INC
3 RIVER PLACE
LEXINGTON, VA 24450

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3

FY 2014

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Robert Moreschi, CEO
Eastern Point Securities, Inc.
Lexington , Virginia

We have reviewed management's statements, included in the accompanying Eastern Point Securities, Inc. Exemption Report in which (1) Eastern Point Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Eastern Point Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that Eastern Point Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Eastern Point Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 25, 2015

Eastern Point
Securities, Inc.®

3 River Place, Lexington VA 24450
Office: 540.460.3720
Fax: 540.216.0540

Member FINRA

February 16, 2015

Assertions Regarding Exemption Provisions

We, as members of management of Eastern Point Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(ii)*.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014 (FISCAL YEAR END).

Eastern Point Securities, Inc.

By:

Robert W. Moreschi, Managing Principal

(Name and Title)

February 16, 2015

(Date)